

Sarah H. Law

Chief Financial Officer - Business Partner

Daytona Beach, Florida Area

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 Four Step Marketing Consultants

Stetson University

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66 connections

Four Step Marketing Consultants

Experience



CFO
Four Step Marketing Consultants
Jun 2008 – Present • 10 yrs 1 mo
DeLand, FL

CFO
Freedom Home Loans, Inc.
Jan 2003 – Sep 2008 • 5 yrs 9 mos
Orange City, FL

Education

Stetson University
Bachelor's degree, Business Administration and Management Accounting Information Systems
2001 – 2003

Skills & Endorsements

Microsoft Word · 1
Endorsed by **1 connection**

Leadership

Management

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Four Step Marketi

Four Step Marketing Consultants
10 followers

Stetson Univers

Stetson University
24,268 followers

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